Financial Statements and Supplemental Schedules

Northeast Utilities Service Company 401k Plan

Years ended December 31, 2013 and 2012

with Report of Independent Registered

Public Accounting Firm

Northeast Utilities Service Company 401k Plan

Financial Statements and Supplemental Schedules

Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements:

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

19

Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions

20

Signature

21

Exhibit Index

Exhibit 23 Consent of Independent Registered Public Accounting Firm - Fiondella, Milone &

LaSaracina LLP

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of

Northeast Utilities Service Company 401k Plan

We have audited the accompanying statements of net assets available for benefits of the Northeast Utilities Service Company 401k Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut

June 25, 2014

Northeast Utilities Service Company 401k Plan

Statements of Net Assets Available for Benefits

	As of December 31,
(Thousands of Dollars)	2013	2012
Assets:
Investments, at Fair Value:
Registered Investment Companies	$ 1,188,281	$ 544,213
Investment Contracts Held by Insurance Company	644,938	673,457
Wrapper Contract	4,633	4,684
ESOP Allocated Northeast Utilities Common Shares	24,425	184,185
Northeast Utilities Common Shares Fund	621,497	43,517
Investments Held by Brokerage Link	57,656	9,489
Intermediate Bond Fund	57,160	17,259
Cash and Cash Equivalents	19,272	9,113
Total Investments	2,617,862	1,485,917

Receivables:
Notes Receivable from Participants	37,456	14,380
Receivable from Investment Contract Held by
Insurance Company	53,020	-
Employee Contributions Receivable	1,334	1,119
Employer Contributions Receivable	422	404
Other Receivable	150	-
Total Receivables	92,382	15,903

Net Assets Available for Benefits at Fair Value	2,710,244	1,501,820
Adjustments from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(30,073)	(68,220)
Net Assets Available for Benefits	$ 2,680,171	$ 1,433,600

See accompanying notes to financial statements.

Northeast Utilities Service Company 401k Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(Thousands of Dollars)	2013	2012
Additions:
Employee Contributions (Including Rollover Contributions)	$ 51,059	$ 50,548
Employer Contributions	10,104	8,974
Employer Contributions - ESOP	8,197	8,945
Total Contributions	69,360	68,467

Net Appreciation in the Fair Value of Investments	136,902	76,939
Interest and Dividend Income	59,394	48,135
Other Income	675	-
Total Additions	266,331	193,541

Deductions:
Distributions to Participants	(96,220)	(72,773)
Administrative Expenses	(161)	(89)
Total Deductions	(96,381)	(72,862)
Net Increase	169,950	120,679

Transfer from NSTAR Savings Plan	1,076,621	-

Net Assets Available for Benefits, Beginning of Year	1,433,600	1,312,921

Net Assets Available for Benefits, End of Year	$ 2,680,171	$ 1,433,600

See accompanying notes to financial statements.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description

The following is a general description of the Northeast Utilities Service Company 401k Plan (the Plan). Participants should refer to the Plan document for a more complete description.

General

Northeast Utilities Service Company (NUSCO), on its behalf and that of other participating subsidiaries of Northeast Utilities (NU) (together, the Company), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save for their retirement on a regular and long-term basis. As of December 31, 2013, all operating companies of NU and NUSCO were participating companies of the Plan. Effective January 1, 2012, the Plan was amended and restated (see note 8). Effective December 31, 2013, all assets and liabilities of the NSTAR Savings Plan were transferred into the Plan.  Effective January 1, 2014, the NSTAR Savings Plan merged with the Plan.

The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 (ERISA) that consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code (IRC) with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in NU common shares and intended to qualify under Section 401(a) of the IRC as a stock bonus plan. The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity mutual funds, NU common shares, to the extent so invested, and may roll over all or a portion of their Plan balances into an individual retirement account (IRA) or other accepting employer qualified plan and may receive distributions in cash through in-service withdrawals of certain amounts.

The Plan is administered by the Senior Vice President – Human Resources of the Company (the Administrator), who is empowered to decide questions of eligibility and make other interpretations under the Plan at their discretion. The fiduciaries with respect to the Plan are NUSCO, the Plan Sponsor, the Administrator, the NUSCO Investment Management Committee, and the Plan Trustee, as defined below. The Company is responsible for determining who has the power to amend and terminate the Plan and certain other duties. The NUSCO Investment Management Committee is responsible for establishing and implementing Plan investment policies. The Investment Management Committee selects investment fund options available to participants under the Plan, and monitors the performance and operations of Plan investment managers and the Plan Trustee.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

General (continued)

Plan investment assets are held in a trust by Fidelity Management Trust Company (Fidelity), the Plan Trustee. Plan records are maintained by an affiliate, Fidelity Investments Institutional Operations Company, Inc., the Plan record keeper. The Trustee retains the Plan assets and makes distributions as instructed by the Administrator or its designee. The Investment Management Committee is responsible for appointing and removing the Plan Trustee.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan for which a matching contribution is provided in NU common shares and cash (see Contributions, beginning on page 7). The allocation of NU common shares to the ESOP portion of a participant’s account are made from NU treasury shares.

Investment options available as of December 31, 2013, were as follows:

1.

NU Common Shares Fund

2.

Stable Value (Fixed Income Fund)

3.

Fidelity Growth Company K Fund

4.

Fidelity Spartan 500 Index Fund Institutional

5.

Fidelity Low-Priced Stock K Fund

6.

Fidelity Freedom K Income Fund

7.

Fidelity Freedom K 2000 Fund

8.

Fidelity Freedom K 2010 Fund

9.

Fidelity Freedom K 2020 Fund

10.

Fidelity Freedom K 2030 Fund

11.

Fidelity Freedom K 2040 Fund

12.

Fidelity Freedom K 2050 Fund

13.

Fidelity International Discovery K Fund

14.

A self-directed Brokerage Link account

15.

Frank Russell Small Cap Fund

16.

Morgan Stanley Emerging Markets Portfolio I

17.

Morgan Stanley Institutional Small Company Growth Portfolio Class I

18.

Lord Abbett Developing Growth Fund I

19.

Intermediate Bond Fund

20.

Vanguard Windsor II Fund Admiral Shares

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

ESOP Trust

On March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares. The Plan acquired approximately 10.8 million NU common shares from NU. Two-thirds of the employer matching contributions are allocated to participant accounts in ESOP shares in lieu of employer matching contributions in cash. All shares acquired have been allocated. The two-thirds of the employer matching contribution within the ESOP match is now funded by NU treasury shares. Before 2007, unless at least 55 years of age with at least 5 years of Plan service, participants could not direct the reinvestment of these shares except as required to meet IRC requirements or for purposes of an in-service withdrawal.  As of January 1, 2007, in place of the age 55 years and 5 years of Plan service requirements, participants with at least 3 years of vested service (regardless of age) may direct the reinvestment of ESOP shares to other Plan investments.

Effective November 25, 2013, the Plan was amended to transfer all assets held in the ESOP Fund at its net asset value into the NU Common Shares Fund and to redirect all participant contributions directed to the ESOP Fund to the NU Common Shares Fund. The amendment did not include the NUSCO Tax Reduction Act Employee Stock Ownership Plan (TRAESOP) and the NUSCO Payroll-Based Employee Stock Ownership Plan (PAYSOP).

TRAESOP/PAYSOP

On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the TRAESOP and the PAYSOP, which were two ESOPs for which the applicable tax credits had expired.  Participants’ accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends

Participants who have holdings in the NU Common Shares, ESOP, and TREASOP/PAYSOP funds in their Plan account can elect to receive dividends paid by these funds on NU Common Shares in cash or continue to have them reinvested automatically in the Plan by allocation of NU common shares of equal value. If a participant holds more than one of the three NU share funds, the dividend distribution election applies to all. If no active election is made, dividends will continue to be reinvested.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Contributions

Employee and Matching Contributions:  Under the Plan, active participants may contribute up to 25 percent of annual pre-tax compensation, as defined in the Plan document.  In addition, the participant may elect to make after-tax contributions to the Plan which, when combined with pre-tax contributions, may not exceed 25 percent of pre-tax compensation. Pre-tax and after-tax contributions are subject to certain limitations. Beginning in 2006, non-bargaining and certain bargaining unit employees are able to make Roth 401(k) after-tax contributions to the Plan.  Also beginning in 2006, non-bargaining unit employees hired after December 31, 2005, and certain bargaining unit employees, who have not enrolled in the Plan or who have not elected a zero contribution rate within 60 days from their date of hire, automatically are enrolled in the Plan at a contribution rate of three percent of pre-tax eligible earnings, subject to their modification at any time. Beginning in 2010, the Plan was amended to allow Roth 401(k) in-plan conversions. By making a Roth 401(k) in-plan conversion, participants can convert any of their 401k Plan account balance eligible for a current distribution to the Plan’s Roth 401(k) source account. The amount converted will be subject to income taxation in the year of the conversion.

All pre-tax and after-tax contributions are invested by the Trustee, as directed by each participant in the investment options of the Plan, in one or more investment funds, including the NU Common Shares Fund. The Company matches 100 percent of the first three percent of a participant’s plan compensation contributed on a pre-tax (or Roth 401(k)) basis for each non-bargaining and bargaining unit employee, as applicable, with at least six months of service while employees with less than six months of service receive no company match. The Company’s match is comprised of one-third cash and two-thirds NU Common Shares. For 2013 and 2012, the maximum pre-tax/Roth 401(k) combined employee contribution is the lesser of $17,500 or 25 percent and $17,000 or 25 percent, respectively, of a participant’s pre-tax compensation. For individuals who are age 50 or older during the 2013 and 2012 calendar year who have made the maximum allowable contribution, a catch-up contribution of an additional $5,500 is permitted.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Contributions (continued)

K-Vantage Contributions:  Effective on January 1, 2006, the Plan was amended and restated to provide an enhanced defined contribution feature (referred to as K-Vantage), for non-bargaining unit employees hired (and certain rehired employees) after December 31, 2005 and certain bargaining unit employees effective January 1, 2007 or later dates, as subject to applicable bargaining agreements. Employees hired before January 1, 2006 who elected to participate in K-Vantage instead of continuing active participation in the NUSCO Retirement Plan became eligible for K-Vantage contributions on January 1, 2007. The same election was provided to bargaining unit employees under the terms of applicable bargaining agreements.

The K-Vantage contribution to the Plan, made on a payroll basis, is age and service based and is the amount of the participant’s applicable Plan compensation, as defined by the Plan agreement, multiplied by the applicable percentage, according to the following formula:

Sum of Age and Service Years	Company Contribution
Less than 40 years	2.5% of Plan compensation
40 years or more but less than 60 years	4.5% of Plan compensation
60 years or more	6.5% of Plan compensation

Vesting

A participant is fully vested in his or her own contributions immediately upon making the contribution. Participants are also immediately vested in employer matching contributions plus actual earnings thereon.

Participants who are eligible for K-Vantage vest in K-Vantage contributions plus actual earnings thereon after 3 years of service. Upon a termination of the Plan, death or disability of the participant, or upon the complete discontinuance of K-Vantage contributions under the Plan, all affected participants will become vested in these contributions in their accounts.

Forfeitures

As of December 31, 2013 and 2012, investments in the fixed income option include $362,211 and $49,670, respectively, of forfeitures that may be used to offset future Company contributions to the Plan. These forfeitures resulted from participants who left the Plan prior to being vested in the new K-Vantage feature (see Vesting above for further detail).  During 2013 and 2012, the Company used $223,090 and $149,232, respectively, of forfeitures to offset Company contributions to the Plan.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Benefits

Following termination or retirement, the participant has several options:  participants may defer receipt of any balances in their account up to the time they attain age 70½ if their account balance is greater than $1,000; they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or IRA; or they can request a lump sum disbursement.  Participants who have terminated employment may also take partial distributions.  In-service withdrawals and loans are permitted if certain criteria are met.

Participant Accounts

Individual accounts are maintained for each of the Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income according to the participant’s investment of his or her own account.  Allocations of income are determined at the participant account level.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowances for credit losses have been recorded as of December 31, 2013 and 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Subject to certain limitations, participants may apply for loans from their non-ESOP/non K-Vantage account balances.  Interest on the loan is set at the prime rate plus one percent at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general loan) or up to 15 years (for a primary residence loan).

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Termination Provision

Although the Company intends to continue the Plan and its contributions to the trust, NUSCO may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors. Upon termination of the Plan or complete discontinuance of contributions hereunder, all affected participants shall become vested in their accounts.  In addition, the Plan recordkeeper shall make a final allocation of Company matching contributions, employer ESOP contributions and net earnings/(losses) to the participants after payments of all outstanding claims against the Plan have been made. Thereafter, the participants shall receive a lump sum payment no later than 60 days after the later of: (1) termination of the Plan or (2) receipt of an IRS determination letter stating that such termination does not adversely affect the qualified status of the Plan.

2.

Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP), and is in accordance with the rules and regulations of ERISA.  The following is a summary of the significant accounting policies used:

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Plan Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Investments

Plan investments are stated at fair value. The fair value of NU common shares, investments at registered investment companies, and certain assets in the self-directed Brokerage Link account are based on the closing prices reported on active markets. Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the NU Common Shares Fund were $66.38 and $61.31 as of December 31, 2013 and 2012, respectively. The fair value of the wrapper contract for the Synthetic Guaranteed Investment Contract (Synthetic GIC) is based on estimated replacement cost.

The contract with The Prudential Insurance Company of America is presented in accordance with the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962), which discusses the accounting treatment for fully benefit-responsive investment contracts. As described in ASC 962, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the accompanying statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Investments (continued)

The accompanying statements of changes in net assets available for benefits present the net appreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Purchases and sales of securities are recorded as of the trade date.

The Plan has investment options for participants, which invest in various securities including registered investment companies, United States government securities, corporate debt instruments, and corporate stocks, including NU common shares. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments

The Plan applies FASB ASC 820, Fair Value Measurement and Disclosures (ASC 820), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

Effective on April 30, 1996, the Plan replaced the group annuity contracts that had constituted the fixed income fund with a managed synthetic investment contract, or "wrapper" contract.  This contract (issued by Aetna Life Insurance Company; contract MCA-14593 in 1996, transferred on April 1, 2002 to State Street Bank and Trust Company; contract 102014, and transferred on November 15, 2011 to The Prudential Insurance Company of America; contract GA-62427) is comprised of a mixture of government and non-government bonds, managed to the Barclays Capital Intermediate Government Credit Index, which are placed in a trust (with ownership by the Plan) rather than a separate account of the issuer. The wrapper is fully benefit-responsive and provides that participants must execute plan transactions at contract value, and insures the underlying assets at contract value.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

As of December 31, 2013 and 2012, the wrapper contract had a fair value of $4.6 million and $4.7 million, respectively. The fair value of the underlying assets as of December 31, 2013 and 2012 were $644.9 million and $673.5 million, respectively. There are no reserves against contract value for credit risk of the contract issuance or otherwise. These assets are managed by PIMCO and Jennison Associates and had a contract value as of December 31, 2013 and 2012 of $619.5 million and $609.9 million, respectively.

The fixed income fund produced an average yield and crediting interest rate of 3.50 and 4.00 percent for the years ended December 31, 2013 and 2012, respectively. The crediting interest rate is determined semi-annually by The Prudential Insurance Company of America for the years ended December 31, 2013 and 2012, based on current market yields at the time the rate is determined, adjusted for previous gains or losses of the fund. Management believes that the occurrence of events that would cause the Plan to transact at less than contract value are not probable. The Prudential Insurance Company of America may not terminate the contract at any amount less than contract value.

The fair value and contract value of the underlying assets, as presented above, does not include the receivable from investment contract held by insurance company of $53 million relating to the transfer of assets from the NSTAR Savings Plan. This receivable was settled and allocated to the underlying assets subsequent to year end.

3.

Investments

The fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, were as follows:

(Thousands of Dollars)	2013	2012
The Prudential Insurance Company of America Contract; GA-62427	$ 644,938	$ 673,457
NU Common Shares Fund	621,497	*
ESOP Allocated NU Common Shares	*	184,185
Fidelity Growth Company K Fund	225,024	121,946
Fidelity Spartan 500 Index Fund Institutional	212,191	*
Fidelity Freedom K 2020 Fund	146,283	84,153

*Amount is less than 5% of the Plan’s net assets available for benefits.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

3.

Investments (continued)

For the years ended December 31, 2013 and 2012, the Plan’s investments, including investments bought, sold as well as held during the year, appreciated (depreciated) in fair value as follows:

(Thousands of Dollars)	2013	2012
ESOP Allocated NU Common Shares	$ (160,295)	$ 8,191
NU Common Shares Fund	170,205	2,922
Brokerage Link	4,475	1,284
Registered Investment Companies	124,418	59,330
Intermediate Bond Fund	(1,901)	5,212
	$ 136,902	$ 76,939

4.

Fair Value Measurements

The Plan discloses fair value measurements pursuant to a framework for measuring fair value in accordance with GAAP. The Plan follows a fair value hierarchy that prioritizes the inputs used to determine fair value and requires the Plan to classify assets and liabilities carried at fair value based on the observability of these inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1 - Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements (continued)

The following tables summarize the fair values and levels within the fair value hierarchy as of December 31:

	2013
Description	Level 1	Level 2	Level 3	Total
(Thousands of Dollars) Investments
Registered Investment Companies	$ 1,176,439	$ 11,842	$ -	$ 1,188,281
Investment Contracts	-	644,938	-	644,938
Wrapper Contract	-	-	4,633	4,633
ESOP Allocated NU Common Shares	24,425	-	-	24,425
NU Common Shares Fund	-	621,497	-	621,497
Brokerage Link	55,957	1,699	-	57,656
Intermediate Bond Fund	-	57,160	-	57,160
Cash and Cash Equivalents	19,272	-	-	19,272
Total Investments	$ 1,276,093	$ 1,337,136	$ 4,633	$ 2,617,862

	2012
Description	Level 1	Level 2	Level 3	Total
(Thousands of Dollars) Investments
Registered Investment Companies	$ 520,200	$ 24,013	$ -	$ 544,213
Investment Contracts	-	673,457	-	673,457
Wrapper Contract	-	-	4,684	4,684
ESOP Allocated NU Common Shares	184,185	-	-	184,185
NU Common Shares Fund	-	43,517	-	43,517
Brokerage Link	9,163	326	-	9,489
Intermediate Bond Fund	-	17,259	-	17,259
Cash and Cash Equivalents	9,113	-	-	9,113
Total Investments	$ 722,661	$ 758,572	$ 4,684	$ 1,485,917

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements (continued)

Fair value of registered investment companies and money market funds represents the net asset value of such shares as of the close of business at the end of the period based on quoted active market prices of the underlying investments. Fair value of the ESOP allocated NU common shares and certain investments in the Brokerage Link assets, including common stock, rights/warrants, exchange-traded options and exchange-traded limited partnerships are determined by quoted active market prices where available. These investments have all been categorized as Level 1.

Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. These investments have been categorized as Level 2 as all the significant assumptions utilized in determining fair value are observable in the market. Certificates of deposit in the Brokerage Link are valued at the balance reported by the issuing bank. Preferred stock, corporate and government bonds in the Brokerage Link, in the Intermediate Bond Fund, and in the underlying assets of the Synthetic GIC are valued based on quoted prices in non-active markets. These investments have been categorized as Level 2.

The fair value of the wrapper contract for the Synthetic GIC is based on estimated replacement cost, calculated using significant unobservable inputs and is categorized as Level 3.

The table below sets forth a summary of changes in the fair value of the wrapper contract, the Plan’s Level 3 investment asset, for the years ended December 31, 2013 and 2012:

(Thousands of Dollars)	2013	2012

Fair Value as of Beginning of Year	$ 4,684	$ 4,560
Changes in Fair Value	505	517
Purchases	676	793
Settlements	(1,232)	(1,186)
Fair Value as of End of Year	$ 4,633	$ 4,684

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements (continued)

The following table represents the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2013:

Instrument	Fair Value (Thousands of Dollars)	Principle Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Wrapper contract	$4,633	Replacement cost	Discount Yield Rates Duration Indicative Fee	0.2669% – 3.7078% 3.79 – 3.88 years 15 – 25 basis points

Significant increases or decreases in the discount rate in isolation would decrease or increase the fair value of the wrapper contract, respectively. Significant increases or decreases in the duration of the underlying assets or the indicative fee in isolation would increase or decrease the fair value of the wrapper contract, respectively.

5.

Administrative Expenses

The Company pays for all expenses incurred in the administration of the Plan with the exception of:

•

Loan initiation fees and fees associated with the Brokerage Link investment option.  These fees are paid by the participants.

•

All investment-related expenses of the Plan, any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan.

The Company, at its discretion, may choose to utilize available forfeiture and/or revenue credits (based on a revenue credit agreement between NUSCO and Fidelity) to pay for reasonable expenses related to the administration of the Plan. Credits received under this revenue sharing agreement are recognized as other income on the Statements of Changes in net Assets Available for Benefits and may be used to pay certain eligible Plan expenses, or may be allocated to participant accounts at the discretion of the Administrator or the Plan fiduciaries.

For the years ended December 31, 2013 and 2012, the Company paid $239,372 and $210,311 of administrative expenses on behalf of the Plan.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

6.

Tax Status

The IRS has determined, and informed the Company by a letter dated October 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.

Exempt Party-In-Interest

For the years ended December 31, 2013 and 2012, the Plan had investments in 5,547,611 and 5,811,017 common shares of NU (including the NU Common Shares Fund), respectively, with a cost basis of $201 million and $133.4 million, respectively. For the years ended December 31, 2013 and 2012, the Plan recorded dividend income of $8.3 million and $7.6 million, respectively.

Certain Plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $161,616 and $88,994 for the years ended December 31, 2013 and 2012, respectively.

Transactions under the Plan’s revenue share agreement with the trustee (Note 5) qualify as party-in-interest transactions. Amounts received under this revenue share agreement were $675,000 for the year ended December 31, 2013, of which $73,678 was used to pay eligible plan expenses.

8.

Plan Amendments

The Plan was amended and restated effective January 1, 2012 to comply with the final Internal Revenue Code Section 415 Regulations, to allow in-Plan Roth 401k conversions and align the Plan's historic practices, and to update the Plan's rules for ESOP loans and share contributions in accordance with the latest IRS determination letter.

Effective November 25, 2013, the Plan was amended to transfer all assets held in the ESOP  Fund at its net asset value into the NU Common Shares Fund and to redirect all participant contributions directed to the ESOP Fund to the NU Common Shares Fund. The amendment did not include the NUSCO TRAESOP and NUSCO PAYSOP ESOP funds.

Supplemental Schedules

Northeast Utilities Service Company 401k Plan

EIN 06-810627, Plan No. 005

Form 5500, Schedule H, Part IV, Line 4(i) –

Schedule of Assets (Held at End of Year)

As of December 31, 2013

(Thousands of Dollars)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Northeast Utilities	NU Common Shares (including the ESOP allocated NU Common Shares), $5 par	$ 645,922
	Prudential	Investment Contracts	644,938
	Prudential	Wrapper Contract	4,633
*	Fidelity	Growth Company K Fund	225,024
*	Fidelity	Spartan 500 Index Fund Institutional	212,191
*	Fidelity	Low-Priced Stock K Fund	121,868
*	Fidelity	International Discovery K Fund	99,106
*	Fidelity	Freedom K Income Fund	2,445
*	Fidelity	Freedom K 2000 Fund	2,455
*	Fidelity	Freedom K 2010 Fund	29,328
*	Fidelity	Freedom K 2020 Fund	146,283
*	Fidelity	Freedom K 2030 Fund	92,374
*	Fidelity	Freedom K 2040 Fund	38,843
*	Fidelity	Freedom K 2050 Fund	1,749
	Morgan Stanley	Emerging Markets Portfolio I	16,745
	Morgan Stanley	Institutional Small Company Growth I
		Portfolio Class	37,019
	Lord Abbett	Developing Growth Fund I	32,115
	Jennison Associates and PIMCO	Intermediate Bond Fund	57,160
	Frank Russell	Small Cap Fund	11,842
	Vanguard	Windsor II Fund Admiral Shares	118,894
*	Various	Brokerage Link	57,656
*	Plan Participants	Loans to Participants **	37,456
*	Northeast Utilities	Cash and Cash Equivalents	19,272
			$ 2,655,318

*

Indicates party-in-interest

**

The participant loans have interest rates ranging from 3.25 percent to 10.50 percent with maturity dates ranging from January 1, 2014 to December 16, 2028.

Northeast Utilities Service Company 401k Plan

EIN 06-810627, Plan No. 005

Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions

As of December 31, 2013

(Thousands of Dollars)

(a)	(b)	(c)		(e)		(g)	(h)	(i)
Identity of Party Involved	Description of Assets	Number of Purchases	Purchase Price	Number of Sales	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/(Loss)

Category (i) - Single transactions in excess of 5% of Plan assets

*ESOP 1- Allocated NU Common Shares	ESOP Allocated NU Common Shares	-	$ -	1	$166,856	$98,983	$166,856	$ 67,873

Category (iii) - Series of transactions in excess of 5% of Plan assets

* ESOP 1- Allocated NU Common Shares	ESOP Allocated NU Common Shares	-	$ -	228	$184,027	$177,021	$184,027	$7,006

*Party-in-Interest

There were no category (ii) or (iv) reportable transactions

Columns for "Lease Rental" and "Expenses Incurred with Transactions" are not applicable

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Northeast Utilities Service Company 401k Plan

Date: June 25, 2014	/s/	Christine M. Carmody
Christine M. Carmody Senior Vice President - Human Resources Plan Administrator